                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 5)*


                          METROPOLITAN FINANCIAL CORP.
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                                (Name of Issuer)


                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59189N108
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 59189N108                                                                           Page 2 of 4 Pages
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-------------------- ----------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

                     Robert M. Kaye

-------------------- ----------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a) [ ]
                                                                                                             (b) [ ]

-------------------- ----------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-------------------- ----------------------------------------------------------------------------------------------------
4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America

-------------------- ------------ ---------------------------------------------------------------------------------------

                     5            SOLE VOTING POWER
  NUMBER OF
    SHARES                        6,423,910.3 - See Item 4 below
BENEFICIALLY
  OWNED BY           ------------ ---------------------------------------------------------------------------------------
    EACH
  REPORTING          6            SHARED VOTING POWER
PERSON WITH
                                  0
                     ------------ ---------------------------------------------------------------------------------------
                     7            SOLE DISPOSITIVE POWER

                                  6,423,910.3 - See Item 4 below
                     ------------ ---------------------------------------------------------------------------------------

                     8            SHARED DISPOSITIVE POWER

                                  0
-------------------- ----------------------------------------------------------------------------------------------------

9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     6,423,910.3 - See Item 4 below
-------------------- ----------------------------------------------------------------------------------------------------

10                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                                                                 [ ]
-------------------- ----------------------------------------------------------------------------------------------------

11                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     75.8% - See Item 4 below
-------------------- ----------------------------------------------------------------------------------------------------

12                   TYPE OF REPORTING PERSON*


                     IN
-------------------- ----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 59189N108                                                                           Page 3 of 4 Pages
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Item 1(a)         Name of Issuer:  Metropolitan Financial Corp.
                  --------------

Item 1(b)         Address of Issuer's Principal Executive Office:
                  ----------------------------------------------

                  22901 Millcreek Boulevard
                  Highland Hills, Ohio  44122

Item 2(a)         Name of Person Filing:  Robert M. Kaye
                  ---------------------

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  22901 Millcreek Boulevard
                  Highland Hills, Ohio  44122

Item 2(c)         Citizenship:  U.S.A.
                  -----------

Item 2(d)         Title of Class of Securities:  Common Stock, No Par Value
                  ----------------------------

Item 2(e)         CUSIP Number:  59189N108
                  ------------

Item 3            If this  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or (c),  check  whether the
                  --------------------------------------------------------------------------------------------------
                  Person Filing is a:  N/A
                  ------------------------

Item 4            Ownership:
                  ---------

                  (a)      Amount beneficially owned:  See Item 9 of cover page.
                  (b)      Percent of class:  See Item 11 of cover page.
                  (c)      Number of shares to which such person has:
                           (i)      Sole power to vote or direct the vote:  See item 5 of cover page.  Includes
                                    6,600 shares held by Mr. Kaye as Trustee, over which Mr. Kaye has sole voting and dispositive power, 6,490.3 shares attributable to Mr. Kaye under the
                                    Metropolitan Financial Corp. ("Metropolitan") Stock Purchase Plan (the "Stock
                                    Purchase Plan"), which are held by the Plan Trustee, 36,373 shares attributable to Mr. Kaye under the Metropolitan 401(k) Plan (the "401(k) Plan"), and options for 347,050 shares exercisable within 60 days. Mr. Kaye has voting power with respect to the Stock Purchase Plan shares and the 401(k) Plan shares
                                    (collectively, the "Plan Shares") and limited dispositive power with respect to the Plan Shares as set forth in each respective plan document.
                           (ii)     Shared power to vote or direct the vote:  See item 6 of cover page.
                           (iii)    Sole power to dispose or to direct the disposition of:  See item 7 of cover

---------------------------------------------                                  ------------------------------------------
CUSIP NO. 59189N108                                                                           Page 4 of 4 Pages
---------------------------------------------                                  ------------------------------------------
                                    page.  See Item 4(c)(i) above.

                           (iv)     Shared power to dispose or to direct the disposition of:  See item 8 of cover page.

                  According to its Form 10-Q filed with the SEC for the quarter ended September 30, 2001, as of
                  November 9, 2001, Metropolitan had 8,126,709 shares of its Common Stock outstanding. Accordingly,
                  Mr. Kaye is deemed to beneficially own 75.8% of the outstanding Common Stock of Metropolitan.

Item 5            Ownership of 5% or Less of Class:  N/A
                  ---------------------------------

Item 6            Ownership of More Than 5% on Behalf of Another Person:  N/A
                  -----------------------------------------------------

Item 7            Identification and Classification of the Subsidiary which Acquired the Security being Reported on
                  --------------------------------------------------------------------------------------------------
                  by the Parent Holding Company or Control Person:  N/A
                  -----------------------------------------------

Item 8            Identification and Classification of Members of the Group:  N/A
                  ---------------------------------------------------------

Item 9            Notice of Dissolution of Group:  N/A
                  ------------------------------

Item 10           Certification:  N/A
                  -------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 30, 2002                 /s/ Robert M. Kaye
     ---------------------           ------------------------------------------
                                                   Robert M. Kaye